UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 24, 2014

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

24 November 2014

Amec Foster Wheeler plc

Amec Foster Wheeler plc (the "Company") - total voting rights and capital

As announced on Friday 21 November 2014, 85,052,989 Amec Foster Wheeler plc shares were admitted to trading on the London Stock Exchange today, 24 November 2014.

In accordance with disclosure and transparency rule 5.6.1 AR, the Company would like to notify the market that following the admittance of the new shares the Company's registered capital consists of 388,875,843 ordinary shares, of which 5,446,844 are registered as treasury shares, leaving a balance of 383,428,999 shares with voting rights.

The figure of 383,428,999 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Amec Foster Wheeler plc under the FCA's Disclosure and Transparency Rules.

Kim Hand
Senior Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 November 2014
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary